Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

Dragonfly Energy: SPACInsider

Dragonfly Energy CEO Denis Phares

Chardan NexTech Acquisition 2 Corp.'s Jonas Grossman

August 10, 2022, 9:00 A.M. Eastern

CALL PARTICIPANTS

Nick Clayton - SPACInsider Podcast

Marlena Haddad - SPACInsider Podcast

Denis Phares - CEO, Dragonfly Energy

Jonas Grossman - CEO, President, Chardan NexTech Acquisition 2 Corp.

Nick Clayton

Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. I'm Nick Clayton, and this week my colleague Marlena Haddad and I will be speaking with Dr. Denis Phares, CEO of Dragonfly Energy, and Jonas Grossman, CEO and President of Chardan NexTech Acquisition 2 Corp.

The two announced a $501 million combination agreement in May. Dragonfly has been attacking a less talked about corner of the energy storage market by providing lithium-ion solutions for boats, RVs, and off-grid homes. Although this has been profitable work for several years running, Dragonfly’s operations in this niche have always been designed to set the stage for a much bigger technological and organizational transition into solid-state systems.

We talk about the areas of the market where outdated lead acid batteries still dominate, while Jonas gives us the SPAC side view on what teams should be looking for in the current market conditions and how Dragonfly stood out. Take a listen.

So, just to start, Denis, we've obviously seen a number of SPAC deals in the battery technology and electric vehicle space, but Dragonfly is really unique just in terms of the market segments you're currently embedded in with off-grid homes, boats, and RVs. So, what made you start there, and what are some of the unique dynamics of that slice of the market?

Denis Phares

Well, basically we started there because we were looking for markets that tended to be dominated by lead acid batteries in terms of deep cycle storage, because we were basically making lithium-ion battery deep cycle storage systems. And one thing we knew pretty early on was folks that had RVs and boats were very dissatisfied with their storage systems. Lead acid batteries tend to be heavy and unreliable and just difficult to maintain.

And so, we hit those markets pretty hard, with the expectation that we would be able to drive a profitable business to fund the research and development, which basically entails the manufacturing of solid-state cells or deep cycle storage applications. We had great success in those markets because we had a pretty good understanding of the products, of what the customers wanted, and actually a pretty good rolodex in those industries as well.

Nick Clayton

Great. And for Jonas, you've looked at a ton of deals in a ton of different sectors over the years with Chardan. And so, what stood out to you about Dragonfly as you set out to find a disruptive target with Chardan NexTech 2?

Jonas Grossman

So, I think, from our perspective, we launched in August of last year. The markets were being challenged and were continuing lower. So, we were kind of mindful of what made for a good capital markets deal, and we thought that a company had to have disruptive technology and a great management team, which we have here, but really needed to be revenue generating and profitable or EBITDA positive. And we saw that as sort of some of the core elements to the transaction.

So, when we looked, we used that lens. I would say we were quite fortunate to have a relationship into Dragonfly and were able to, over the course of the latter part of last year and into this year, kind of put together the transaction, and into a falling market. So, if you look through that lens, it was a really exciting company but also needed to have the filter of profitable, revenue generating.

Marlena Haddad

And we've mentioned the vehicle categories that you're in right now. So, what kind of competition do you have in those markets at the moment? And what are the new categories that you're looking to expand into next?

Denis Phares

Well, the markets are still primarily dominated by lead acid batteries. Even the market we have the greatest traction in is RVs, and we believe as a whole the market is maybe 10% infiltrated by lithium-xion. It's still dominated by lead acid batteries. So, there's a lot of meat on the bone there.

In terms of other markets, there are many that are dominated by lead acid batteries as the deep cycle storage solution. Beyond boats and off grid storage systems, there are things like data centers and emergency backup systems and emergency vehicles and work trucks, telecom. So, there really is a lot of opportunity. And that's one of the big reasons that we wanted to go through this transaction and raise capital, not just to really accelerate the deployment of our new solid-state technology, but also to allow us to gain more traction, to devote some resources to getting into some of these other adjacent markets.

Right now, we are in a few markets that are dominated by lead acid batteries. And ultimately, we're trying to revolutionize the grid, but there's a lot between here and there. There's a lot of these adjacent markets that are still dominated by lead acid batteries, as I mentioned, work trucks and material handling equipment and telecom and data centers. And if you take these markets dominated by lead acid batteries, that can be ripe for replacement with a lithium-ion battery alternative. We're talking about an $85 billion TAM in 2025. So, the opportunity is enormous even before we get to the point where we are basically changing how we store electricity on the grid.

Marlena Haddad

And as you move into those new markets, how does your battery technology compare with the lithium-ion offerings of other players in those segments?

Denis Phares

Well, that's a good question. And as I mentioned, we still consider our primary competition to be lead acid batteries, so there's room for other lithium players in those markets. At the same time, what we have to offer is we've spent a great deal of time developing our in-house engineering capability.

So, we design the batteries in-house. We actually produce the batteries in-house from the cells that we buy, so that gives us a lot of quality control. So, we're very well known in the industry for our quality, for our engineering, for our technical support. We're not just importing packs, slapping a label on them, and putting them out into the market, and that really does set us apart.

Nick Clayton

Yes, certainly. That's something that struck me in your materials, is just the way in which, as you mentioned, you're transitioning technologies, effectively. But you have a slide in your deck that kind of places you at the center of a broad range of listed peers, many of them de-SPACs, among solid-state and conventional battery makers, energy storage, and vertically integrated sustainable energy providers. So, can you talk a bit about how you touch upon all of those different spaces?

Denis Phares

Sure. The fact that we developed a profitable business to drive the establishment of a new technology is really why we're at this energy nexus. And so, we already provide full systems, and that's why we consider ourselves a system integrator that we're providing to end markets, to direct to consumers. Along with the batteries that we're assembling in-house, we also sell chargers and inverter chargers and alternator protection devices and solar panels. So, we really are a system provider.

At the same time, we have a new solid-state technology. As Jonas mentioned, we really do have disruptive technology that we're looking to bring to market. And ultimately, we are a developer of manufacturing processes. So, we're going to manufacture cells in-house. Even though we are actually procuring cells now and making packs out of them, we're actually going to be manufacturing the cells that we're going to deploy. And ultimately, the deployment is going to go to be the residential grid storage level.

We're looking at micro grids ultimately to facilitate a smart grid. It doesn't matter how much intermittency you have on the grid in terms of solar and wind and renewables. We're going to provide the storage that will make that possible. And that's how we kind of span the entire space in storage in terms of from system provider, technology disruptor, cell manufacturer, and smart grid enabler.

Nick Clayton

That's really interesting. And on the customer side of things, Dragonfly also appears to be seeing a growing share of its sales made up by OEMs rather than direct to consumers. What are some of the advantages of those relationships, and what is driving that change?

Denis Phares

It gives us validity. When you've got iconic brands like Airstream and Keystone basically putting your batteries in at their factories, that gave us a lot of credibility. So, that's great. That's going to help us all around.

The relationships with OEMs provide a little bit more visibility in terms of our projections. If we are entirely reliant on direct to consumer sales, that's been a great market for us historically, but as we grow, it really does help to have a little bit more visibility in those sales.

Nick Clayton

And so, a huge concern in all the vehicle space, but battery space especially as well, is just supply chain. And the fact that you're moving towards more vertical integration is fascinating. What are your supply chain--what's your situation right now in terms of how you're getting products to market, and how do you expect this continuing manufacturing work is going to help you improve that?

Denis Phares

Well, look, currently were in very good shape in terms of supply chain. Historically, over the last few years, obviously COVID wreaked havoc, did a couple things. It made it harder for us to get supply while it also drove demand in terms of RVs and batteries. So, we kind of learned early on that we needed to stock up and get ahead of supply chain issues.

And so, we really did. We basically stocked up on chips. We bought an entire year's worth of microchips for the electronics to go into our batteries. We kept a very large prudent supply of everything that we get from overseas, basically. That whole experience over the last couple years taught us some lessons that we're implementing now because, as we move forward and start to think about '25, '26, '27 when we're actually manufacturing our own cells, we need to start thinking about raw lithium and raw graphite and that sort of thing.

And so, right off the bat, we signed an MOU with ioneer, which is a mining company. They're setting up shop down at the Rhyolite Ridge, which is a couple hundred miles south of us in Reno. We're looking to secure a good supply of lithium carbonate, lithium hydroxide. At the same time, in terms of end of life, we have another LOI with a local company here, Aqua Metals, that is developing technology to extract lithium from the type of batteries that we make and process that into lithium hydroxide, which can then be reused.

So, supply chain is something we--is on top of our mind. We want to get ahead of it. It's not an accident that we're located here in Nevada. There's a lot of lithium here in the ground in Nevada. And ultimately, we're trying to vertically integrate not just in the United States, but in the state. And that's ultimately going to bring stability to our supply chain.

Nick Clayton

Yes, it strikes me how much not only are you talking about vertical integration, but even having a localized supply on both ends there. Jonas, how did that compare--I'd imagine you were looking at other companies in that space. Just how did it stand up in terms of the competition, when we see a lot of these sort of issues out there?

Jonas Grossman

Well, they really stood out dramatically from the competition. There were a lot of challenges, as we all know, over the last sort of 12 to 18 months, especially in the energy storage space. As Denis mentioned, they were forward thinkers. They secured supply. They have long-term relationships sort of globally and navigated the timeline very well, to the point that I think it really stood out for the OEMs.

And that's why they've been able to strike these OEM deals in recent days, and would add that's probably a key to the reason that THOR Industries has made a $15 million investment as well as part of this transaction, just given their ability to navigate and be a dependent supplier--dependable supplier.

Marlena Haddad

I want to get into Dragonfly's manufacturing process. As you mentioned, the company is somewhat unique in doing all of this work in-house. So, what can you tell us about your capacity right now, and how are you working to improve the process?

Denis Phares

So, we're talking about two things here, because we've got our existing battery pack assembly business, right? And so, in that regard, we obviously do it all in-house. We manage the development of every component that goes into those packs, and we've got a lot of quality control. We improve through automation. So, there are things that we do in our assembly process that started as pretty manual that we have automated and become more efficient. And that allows us to divert resources to the next part of the assembly line. That's our core business right now.

In terms of the manufacturing process that we're developing, that has to do with the cells themselves. Again, I want to stress that we are currently buying cells and assembling them in the packs in order to drive the technology that will allow us to produce the cells in-house. That's cell production technology is a dry powder coating technology that really streamlines the production of the cells and enables us to do something you can't do with conventional cell manufacturing, and that is make a full solid-state cell where we've replaced the liquid electrolyte within all solid-state composite electrolyte. And that's what makes that manufacturing unique.

Marlena Haddad

Got it. And are there any markets or perhaps use cases that you don't plan to focus on, or where your particular battery chemistry might not be the most competitive solution?

Denis Phares

Yes, that's a good question. We do focus on storage. What that means is the metrics that we really are concerned about are, number one, cost of ownership or levelized cost of the storage system, and number two, safety. So that's why we've really focused on solid-state.

If you look at some other solid-state technology companies, they're applying solid-state in order to enable a faster charge and a greater energy density. And these are the important metrics for electric vehicles, because you want to be able to drive far on a charge and you want to be able to charge it in 15 minutes so that you're competing better with filling your gas tank.

And so, with our solid-state technology, we are not going to compete well in the EV or propulsion realm because we're not focused on those metrics. But we are going to compete extremely well on the grid storage application because of the metrics that we're focused on which will allow us to compete with the cost of burning fossil fuels to make electricity.

So, now what we're trying to do is combine the cost of ownership of the solar panel plus the battery and make sure that that's competitive with the cost of burning fossil fuel. And that's why we're doing storage, and that's why we've applied our solid-state technology.

Marlena Haddad

Got it. And you just basically got into my next question about the solid-state batteries. They basically seem like they may be the next big thing. So, what can you tell us about your R&D timeline on developing solid-state products?

Denis Phares

We are currently building a pilot facility. Everything that we've done to date has been smaller scale in terms of coin cells and split cells, which is basically our ability to apply our manufacturing process to large deposits, but we're making smaller cells out of them. In order to actually make larger pouch cells, we have to build out a pilot line. We expect that pilot line to be completed probably early next year. And throughout next year, we're going to be optimizing those cells for longevity, because ultimately what we want is a battery that lasts a long time, a solid-state battery that lasts a long time.

Nick Clayton

Great. And moving to the SPAC side, it's really kind of a question for both of you, in that Dragonfly has been going since 2014 and appears to have been largely self-funded. So, what made you decide that now is the right time to go public, and why with a SPAC rather than an IPO? And for Jonas, what did you see from a timeline perspective in terms of that inflection point there?

Denis Phares

Well, first of all, we were very much at an inflection point both in terms of our technology. As I mentioned, we are ready to deploy a pilot line, and we need capital in order to do that and to use the pilot line to optimize the technology. And number two, we had gained significant traction in a couple of markets, and we need to expand our core business. So, we decided to go through this transaction specifically to raise the capital to accomplish these things.

Why did we select the SPAC? We were actually on a dual track for some time. We are a profitable company. We could have done a traditional IPO. We felt that the SPAC route was the more expedient route for us. It made a lot of sense. And ultimately, we found a great SPAC partner that made this possible and evolved the market.

Jonas Grossman

I'd say from our perspective SPACs are a lot about timing. And so, we had launched our SPAC in August. Denis had mentioned he'd just been ready and looking through different options about how to go public, so the timing was right. They'd been gearing up for their audits and their financials and all of that. And so, that made a lot of sense, which is often the long pole in the tent in the sort of transactions.

The fact that they had great technology, we had great experience on our board and otherwise that had been involved in the energy storage space, that was a very big helpful element to it. And I think just the relationship, the partnership that Chardan could add on an overall transaction made a lot of sense sort of pre-deal and post-transaction. And so, the timing worked, and that's how it ended up getting off the ground.

Nick Clayton

And I'm also going to mention another question kind of for both of you in a sense, in that as a battery maker over the last couple of years, Denis, I'm sure you're getting a lot of SPAC calls. But at the same time for you, Jonas, it's interesting when you're engaging with a company that is going through a dual track, do you see there being some advantages of that in just they're already getting themselves ready, you're not approaching a company out of the blue?

Jonas Grossman

The large advantage is, if a company is private and really doesn't understand what it means to be public, the SPAC can be helpful, but it's a long process. And so, I think what you try to find in the SPAC is a company that is ready to be public, has the right characteristics and understands what that is, and you could be helpful on that process. And in this case, that was exactly sort of the spot that Dragonfly was in. And so, I think that's one of the elements to a SPAC that's helpful, that we can even provide a good partnership too.

Nick Clayton

And for Denis, as you were kind of going through this process on the dual track, what were some of the things that stood out to you about Chardan NexTech 2's team? And what do you see as being sort of the advantages they bring both now and moving forward?

Denis Phares

Just in general, I think there are certain things that you can do in a SPAC that you can't to do in a traditional IPO. We're a pretty unique company because we have technology that will be deployed in the future. At the same time, we have a core business. And I think Chardan understood that very well, and we crafted a deal that rewarded us for our current business while at the same time allowing for an earn-out to provide us for credit for what will materialize based on the R&D. So, they've been a great partner in that regard.

And in general, as I mentioned, the market has been tricky, and I think it takes a good partnership to sort of be creative and weather the storm. And to be where we are right now, I'm really proud of us. I'm proud of them. I'm proud of this partnership. And we're really excited about where we are.

Nick Clayton

Great. And I did want to ask you about that, kind of the market issue there, Jonas, just in that you've mentioned the snapshot in which you've been searching. And over that time, we've seen price performance across the battery and EV space shift quite a bit. And so, just what are some of the things that you focused on in evaluating Dragonfly and sizing it up to the rest of the field?

Jonas Grossman

So, I think we did a very long sort of due diligence process, really from a technology perspective, from a financial perspective. Obviously, we were--through the back half of last year into early part of this year, spent a lot of time interacting with investors and building out the key elements of the transaction. And so, we feel, from that perspective, we have an all-encompassing sort of overview of the company.

I think in these sort of markets, we had a healthy discussion about what the right pricing could be, and that was fine-tuned over the course of a couple of months because they are volatile markets. I think we ended up with a really fair transaction in the sense that investors are getting in at a compelling entry point and there's a great earn-out structure, which Denis mentioned, which really can--in this case, we're looking at financial metrics that are significant, going from $78 million in revenue to $150 million in revenue by the end of next year, 2023, with $35 million in operating income.

And so, that's a real financial metric to hit an earn-out, and the others are $22.50 to $32.50 per share, once again driving great IRRs for shareholders. And so, that was, I think, a fair balance that we saw through the SPAC transaction. And then ultimately, it's about putting the pieces together. We were innovative there as well. We have a great lender that's committing $75 million to the transaction, four-year term note. The sponsor is committing $5 million, and we were able to put in a $15 million strategic investment from THOR, which is part of a sort of longer-term relationship, exclusive relationship, with Dragonfly.

And so, you add those elements together. Those take time, and that's why SPACs work in these sort of choppy markets. And so, pulling that all together, plus Chardan is providing an equity facility post-transaction in case it's needed. It's at the company's request. If they'd like to drawdown capital, there's another $150 million available to it. And so, if you kind of put all these components together, those would be difficult to do in anything other than a SPAC. So, I really think that that was a great fit between where the company was, the trajectory it's going to, its need for capital, and how the SPAC flexibility can help problem solve and come up with a great transaction.

Marlena Haddad

And what is the advantage of being publicly listed that you're most looking forward to taking advantage of?

Denis Phares

I think being publicly listed gives us a lot of credibility among OEMs. I think it's important to have a company that is transparent. I think it's already begun to pay dividends. As we went into this merger agreement, our relationships with the OEMs that we had has expanded, and I think that's not a coincidence.

Nick Clayton

Great. Well, you mentioned there's a million different ways in which this is unique deal. Although we've seen a lot of deals in this space, there's just a lot of interesting things going on with Dragonfly. One that you guys didn't mention that I just have to throw out there, because it is one of those marks of uniqueness that I think people don't expect to see in a company of the space, in that going into the first quarter of this year you had 17 straight quarters of profitability, which is definitely not what I think some people are used to seeing with battery makers. It's going to be fascinating for me to watch this deal as you guys move forward.

But before I let you guys go, do you have any update in terms of what you're looking at in terms of the timeline for the deal?

Jonas Grossman

Well, just from an update on the transaction, we are messaging second half 2022.

Nick Clayton

Okay, great. Well, we'll be looking for that. And thanks so much for being on.

Denis Phares

Thank you. It's great to be here.

Jonas Grossman

Appreciate it. Thank you.

About Dragonfly

Dragonfly Energy Corp., headquartered in Reno, Nevada, is a leading supplier of deep cycle lithium-ion batteries, which are sold direct-to-consumers under the Battle Born Batteries™ brand and to original equipment manufacturers, such as Keystone RV. Dragonfly’s research and development initiatives are seeking to revolutionize the energy storage industry through innovative technologies and manufacturing processes. Today, Dragonfly’s non-toxic deep cycle lithium-ion batteries are displacing lead-acid batteries across a wide range of end-markets, including RVs, marine vessels, off-grid installations, and other storage applications. Dragonfly is also focused on delivering an energy storage solution to enable a more sustainable and reliable smart grid through the future deployment of the Company’s proprietary and patented solid-state cell technology. To learn more, visit www.dragonflyenergy.com/investors.

Dragonfly previously announced an agreement for a business combination with Chardan NexTech Acquisition 2 Corp. ("CNTQ") (Nasdaq: CNTQ), which is expected to result in Dragonfly becoming a public company listed on the Nasdaq Stock Exchange under the new ticker symbol "DFLI" in the second half of 2022, subject to customary closing conditions.

About Chardan NexTech Acquisition 2 Corp.

Chardan NexTech Acquisition 2 Corp. (Nasdaq: CNTQ) is a blank check company led by its Chairman of the Board of Directors, Kerry Propper, its Chief Executive Officer and Director, Jonas Grossman, and its Chief Financial Officer and Director, Alex Weil. The company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses.

The Company has focused its search for a target business operating in disruptive technologies. To learn more, visit https://www.cnaq.com/.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof and the Russian/Ukrainian conflict, and any resulting effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; 23) the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with Thor; and 24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the three months ended March 31, 2022 and registration statement on Form S-4 (File No. 333-266273) filed with the SEC on July 22, 2022, which is subject to change and will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, filed in a Current Report on Form 8-K by CNTQ with the SEC and available at www.sec.gov.

Additional Information and Where to Find It

This press release relates to a proposed transaction between CNTQ and Dragonfly. CNTQ has filed a registration statement on Form S-4 (File No. 333-266273) with the SEC on July 22, 2022, which is subject to change and includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all CNTQ stockholders. CNTQ has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, CNTQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CNTQ’s stockholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to CNTQ or Dragonfly. The definitive proxy statement will be mailed to CNTQ’s stockholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This press release is and the information contained therein are not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Contacts:

Investor Relations – Dragonfly

Sioban Hickie, ICR, Inc.

DragonflyIR@icrinc.com

Public Relations, Media – Dragonfly

Zach Gorin, ICR, Inc.

DragonflyPR@icrinc.com